SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017
(646) 747-2423

February 8, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Amanda Ravitz, Aslynn Hogue, Geoffrey Kruzek

Re:	SG Blocks, Inc.
Registration Statement on Form S-1
File No. 333- 178321

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to February 10, 2012 at 2:00 p.m., New York time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Registrant’s counsel, Ken Schlesinger, Esq., at (212) 451-2252 or Johnathan Duncan at (212) 451-2245 if you have any questions.

Very truly yours,

SG BLOCKS, INC.

By:	/s/ Brian Wasserman
Name:	Brian Wasserman
Title:	Chief Financial Officer